Alterity Therapeutics Ltd.
Level 3, 460 Bourke Street, Melbourne, Victoria 3000 Australia

January 4, 2021

VIA EDGAR

Laura Crotty, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alterity Therapeutics Ltd.
Registration Statement on Form F-3
File No. 333-251647

Dear Ms. Crotty:

The undersigned, on behalf of Alterity Therapeutics Ltd. (“Alterity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Wednesday, January 6, 2021, or as soon thereafter as possible.

Management of Alterity is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Kathryn Andrews
Kathryn Andrews
Chief Financial Officer